UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Vital Therapies, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

92847R104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A

CUSIP No. 92847R104	Page 2 of 6 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Muneer A. Satter
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 7,254,449 (a)
	6	Shared voting power 0
	7	Sole dispositive power 7,254,449 (a)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 7,254,449 (a)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 22.5% (b)
12	Type of reporting person (see instructions) IN

(a)	Includes 122,172 shares of Common Stock subject to warrants exercisable within 60 days of December 31, 2016.
(b)	The percentage is calculated using 32,050,850 shares outstanding as disclosed in Vital Therapies, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017 and assumes that the 122,172 shares of Common Stock underlying the Reporting Person’s warrants are deemed outstanding.

13G/A

CUSIP No. 92847R104	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Vital Therapies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

15010 Avenue of Science, Suite 200
San Diego, CA 92128

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by Muneer A. Satter (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Muneer A. Satter
c/o Satter Investment Management, LLC
676 North Michigan Avenue, Suite 4000
Chicago, IL 60611

Item 2(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number:

92847R104

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

13G/A

CUSIP No. 92847R104	Page 4 of 6 Pages

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned: The Reporting Person beneficially owns an aggregate of 7,254,449 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person include (a) 4,202,930 shares of Common Stock that are held by Muneer A. Satter Revocable Trust for which the Reporting Person serves as trustee and, in such capacity, has sole voting and dispositive power over all such shares; (b) 2,929,347 shares of Common Stock that are held by various other trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares; (c) warrants to acquire 60,639 shares of Common Stock that are held by the Muneer A. Satter Revocable Trust for which the Reporting Person serves as trustee and, in such capacity, has the sole power to exercise such warrants and sole voting and dispositive power over all shares underlying such warrants; and (d) warrants to acquire 61,533 shares of Common Stock that are held by various trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager, and in such capacity, has the sole power to exercise such warrants and sole voting and dispositive power over all shares underlying such warrants. The Reporting Person also holds stock options to purchase 30,239 shares of Common Stock, which vest on the earlier of May 24, 2017 and the date immediately prior to the Issuer’s 2017 annual meeting of stockholders.

(b)	Percent of class: See Item 11 on the cover page hereto.

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: See Item 5 on the cover page hereto.

	(ii)	shared power to vote or to direct the vote: 0

	(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover page hereto.

	(iv)	shared power to dispose or to direct the disposition of: 0

13G/A

CUSIP No. 92847R104	Page 5 of 6 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

By:	/s/ Muneer A. Satter
Muneer A. Satter